Helix Fitness, Inc



ANNUAL REPORT

572 Freeport St

Boston, MA 02122

(888) 435-4926

https://helixfitness.com/

This Annual Report is dated May 2, 2022.

BUSINESS

Helix Fitness, Inc. invented and is the owner of multiple patents related to lateral training fitness technology. We are fully integrated from initial design through to distribution to direct consumer sales. We design and develop the products in the USA for production overseas via contract manufacturers. We presently import and market our products In the US and soon the world. In addition, we wholesale products to the commercial fitness industry as well as retail direct to consumers via online and Direct Response TV advertising.

The company was initially incorporated in Massachusetts in 2000 as M&S Distribution Inc., and converted into Helix Fitness, Inc., a Delaware corporation, in March 2021.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Performance in 2021 resulted in a 80% increase in revenue over 2020. This performance was short of the projected budget of $9.5m due to supply chain and logistics issues. However the loss was less than the projected amount set forth in the budget created in 2019 prior to the StartEngine funding.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $360,899.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Line of Credit - Bank of America
Amount Owed: $42,379.27
Interest Rate: 9.75%

Creditor: SBA
Amount Owed: $499,900.00
Interest Rate: 3.75%
Maturity Date: March 01, 2050
Inventory and Assets

Creditor: BEE Investments
Amount Owed: $100,227.15
Interest Rate: 12.0%
Maturity Date: April 01, 2023

Creditor: John Spencer Pingel
Amount Owed: $500,000.00
Interest Rate: 6.0%
Maturity Date: March 31, 2022

Creditor: Paypal
Amount Owed: $125,438.57
Interest Rate: 13.25%
Maturity Date: October 25, 2022
UCC on inventory and assets

Creditor: Leonard Snyderman
Amount Owed: $94,688.94
Interest Rate: 0.0%

Maturity Date: January 01, 2024

Creditor: Citizens Bank
Amount Owed: $246,450.00
Interest Rate: 5.75%
Maturity Date: On Demand

Creditor: Joyful Dragon
Amount Owed: $96,686.04

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Leonard Snyderman

Leonard Snyderman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: President and CEO
Dates of Service: January 20, 2000 - Present
Responsibilities: Management of the day-to-day business as well as the development of future products and initiatives. Oversee the multiple agencies that the company uses to market and sell the products. Salary of $300,000.

Position: Treasurer; Director; Secretary
Dates of Service: January 20, 2000 - Present
Responsibilities: Board of Director.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Leonard Snyderman
Amount and nature of Beneficial ownership: 11,200,000
Percent of class: 80.0

RELATED PARTY TRANSACTIONS

Name of Entity: Leonard Snyderman

Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Amount owed: $94,688.94 Interest rate: 0%
Maturity date: January 1, 2024
Material Terms: There are no other material terms to this debt.

Name of Entity: John Spencer Pingel
Relationship to Company: Family member
Nature / amount of interest in the transaction: Promissory note
Material Terms: Promissory note in the amount of $500,000 at an interest rate of 6%, maturing in March 2022.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

Common Stock
The amount of security authorized is 17,000,000 with a total of 14,000,000 outstanding.

Voting Rights
One share, one vote

Material Rights
The total amount of shares outstanding on a fully diluted basis (14,000,000) includes 2,800,000 shares reserved in an Equity Incentive Plan.

Voting Rights of Securities sold in this Offering
Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the health and wellness industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of product, the marketing and sale of fitness equipment. Our revenues are therefore dependent upon the market for fitness equipment.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns ten patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell products is dependent on outside government regulations such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Helix Fitness, Inc., or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Helix Fitness, Inc., could harm our reputation and materially negatively impact our financial condition and business.

COVID Related Risks

The ongoing COVID-19 pandemic and measures intended to prevent its spread could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Exchange Rate Fluctuations

Fluctuations in exchange rates between the Chinese Renminbi and the United States Dollar may increase our costs and materially adversely affect our business.

Changes to Trade regulation, Quotas, Duties or Tariffs

Changes to trade regulation, quotas, duties or tariffs, caused by the changing U.S. and geopolitical environments or otherwise, may increase our costs and materially adversely affect our business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

Helix Fitness, Inc

By /s/ *Leonard Snyderman*

      Name: Helix Fitness, Inc

      Title: President and CEO

Exhibit A

FINANCIAL STATEMENTS

Helix Fitness Inc

Profit and Loss Comparison
January - December 2021

	TOTAL	
	JAN - DEC 2021	JAN - DEC 2020 (PY)
Income		
46200 Helix Consumer Product	**1,412,386.61**	**228,942.23**
46250 Helix Commercial Product	**1,350,849.10**	**773,306.74**
46444 Scoop Sales	**4,981,960.18**	**2,905,058.58**
46500 Shipping & Services Income	370,935.98	83,943.16
48300 Sales Discounts	-526,686.11	-39,189.76
49000 Returns & Allowances	-41,445.63	-8,544.46
49900 Uncategorized Income	0.00	325.00
Total Income	**$7,548,000.13**	**$3,943,841.49**
Cost of Goods Sold	**$2,564,670.61**	**$1,176,800.84**
GROSS PROFIT	**$4,983,329.52**	**$2,767,040.65**
Expenses		
60200 Automobile Expense	**289.53**	**232.64**
60400 Bank Service Charges	1,813.16	6,384.43
60403 Paymt Processing Fees	5.52	-51.10
60405 Shopify Fees	17,587.69	899.02
60406 Bread Fees	2,520.25	
60407 Amazon Fees	66,911.63	
60410 Merchant Account Fees	338,822.88	31,582.96
60411 PayPal Fees	11,251.26	
60430 Ebay Fees	716.09	2,248.91
60440 StartEngine Fees	10,000.00	
Total 60400 Bank Service Charges	**449,628.48**	**41,064.22**
60404 StartEngine Platform Fees	13,949.20	
61700 Computer and Internet Expenses		99.00
61800 Charity-Donations	5,006.07	1,901.28
62400 Depreciation Expense		79,812.00
63300 Insurance Expense		
63301 Health Insurance	30,351.83	43,070.91
63303 Workers Comp	4,650.01	579.04
63305 Liability Insurance	34,053.22	14,037.19
Total 63300 Insurance Expense	**69,055.06**	**57,687.14**
63400 Interest Expense	75,325.02	97,723.23
64300 Meals and Entertainment	2,450.18	514.08
64350 Travel	1,395.14	
64351 Hotels	3,335.95	7,625.17
64352 Travel - Incidentals	100.00	10,085.81
64353 Travel - Meals	93.48	2,669.10
64354 Travel - Airlines	4,393.76	3,130.79
64355 Ground Transportation	693.55	2,993.05
Total 64350 Travel	**10,011.88**	**26,503.92**

Helix Fitness Inc

Profit and Loss Comparison
January - December 2021

	TOTAL	
	JAN - DEC 2021	JAN - DEC 2020 (PY)
64900 Office Expense	295.00	284.98
64901 Supplies	11,917.37	2,617.21
64903 memberships and Subscriptions	9,229.96	7,971.34
64904 Cleaning and Maintenance	4,132.88	4,092.47
64905 Equipment	510.54	-109.00
Total 64900 Office Expense	**26,085.75**	**14,857.00**
65000 Marketing	4,019.03	20,431.56
65005 Scoop Advertising	80,200.54	
65010 Photography	3,400.00	5,898.28
65020 Website	83,006.49	118,568.19
65030 Marketing- Open to Assign	22,006.03	4,480.29
65031 China	25,000.00	
65033 Amazon	11,926.95	
65040 Promotion Materials	5,420.83	10,712.83
65050 Tradeshows	32,977.39	98,925.36
65060 Advertising	37,702.68	10,651.22
65061 Direct Marketing -FB-Google-Etc	1,897,368.60	1,001,067.51
65062 Direct Marketing-TV	575,918.01	55,587.84
65063 Direct Marketing-Telemarketing	49,508.98	3,459.72
65065 Promotional Event	1,522.33	
65070 Design Development	16,445.83	841.24
65080 Consulting	52,338.29	44,906.49
65100 Helix Research		750.00
65110 Direct Marketing-Creative Dev	6,214.33	
65125 Groupe-EX Program Development	47,044.46	3,944.64
65126 Social Media	9,171.05	617.70
65127 Vimeo Ott	-41.93	
65325 Program Development		31,592.50
Total 65000 Marketing	**2,961,149.89**	**1,412,435.37**
65200 Product Development		
62251 Parts	694.03	561.85
65210 Engineering	17,775.00	68,611.24
65212 Product Inspection	29,000.00	12,620.00
65220 Consulting	270.00	300.00
65225 Legal Fees	16,184.89	148,089.67
65250 Samples	2,138.61	3,359.09
65275 MISC - Product Development	15,963.75	116.86
Total 65200 Product Development	**82,026.28**	**233,658.71**
65300 Sales Expense		
65305 Sales CMS		734.40

Helix Fitness Inc

Profit and Loss Comparison
January - December 2021

	TOTAL	
	JAN - DEC 2021	JAN - DEC 2020 (PY)
65310 Sales Commissions	18,644.89	1,866.18
65311 LaunchBloom Commissions	110,494.08	169,619.98
65315 Reimbursement-outside vendor	353.18	
65330 Sales Spiff	**20,900.00**	**43,700.00**
Total 65300 Sales Expense	**150,392.15**	**215,920.56**
65500 Shipping and Service		8.24
65502 Spare Parts Expense	1,981.44	230.25
65504 Warehouse Shipping fees	270,007.99	217,495.24
65505 Shipping Fees	5,272.70	25,402.06
65507 USPS Postage	3,937.18	4,172.30
65508 Warehouse shipping fees Sock	900.00	978.45
65509 Spare Parts Shipping	16,654.81	158,669.52
65510 Service Install	54,096.33	1,224.00
65530 Service Repairs/Recoup	25,031.85	21,931.94
65550 Warehouse Storage Fees	46,047.84	61,623.47
Total 65500 Shipping and Service	**423,930.14**	**491,735.47**
66000 Payroll Expenses		
66001 Officer Salary	305,000.00	300,000.00
66002 Wages	329,070.00	229,030.00
66003 SS-ER	33,151.15	22,737.27
66004 Medicare - ER	10,104.99	7,670.97
66005 FUTA	336.00	252.01
66006 SUTA	3,693.72	1,486.44
66007 MA Health	11.52	0.00
66008 MA Work Force	148.35	33.61
66009 Payroll Fees	3,158.12	3,782.88
66011 WA Unemployment	171.55	73.66
66012 WA Emp Adm Fund ER	26.33	22.10
66013 ER WA L&I	0.00	0.00
66016 Uncategorized Payroll	0.00	
Total 66000 Payroll Expenses	**684,871.73**	**565,088.94**
66700 Professional Fees	265.00	
66710 Bookkeeping	14,340.50	10,600.96
66720 Accountant	4,868.75	3,037.50
66730 Legal	22,993.92	7,349.50
66740 Financial Services	275.00	
66750 Consultants	92,012.04	92,012.04
Total 66700 Professional Fees	**134,755.21**	**113,000.00**
67100 Rent Expense	8,250.00	6,000.00

Helix Fitness Inc

Profit and Loss Comparison

January - December 2021

	TOTAL	
	JAN - DEC 2021	JAN - DEC 2020 (PY)
67101 Warehouse Expense		267.50
67200 Repairs and Maintenance	101.12	22.96
67300 License & Permits	400.00	941.00
68100 Telephone Expense	1.85	
68150 Internet Fees	2,750.17	1,989.33
68151 Phones	31,265.17	13,598.96
68152 Skype/Zoom		52.26
Total 68100 Telephone Expense	**34,017.19**	**15,640.55**
68600 Utilities	2,965.15	3,180.46
69100 Corp Taxes	1,734.44	581.00
69101 Taxes - Other	0.00	1,229.81
69800 Uncategorized Expenses	450.00	
99998 Suspense	0.00	45,815.75
Total Expenses	**$5,136,844.47**	**$3,425,912.59**
NET OPERATING INCOME	**$ -153,514.95**	**$ -658,871.94**
Other Income		
46270 Helix Commercial License		142,700.00
71001 True Parts		693.40
71002 True - Tooling revenue	50,000.00	
72001 SCIFIT Parts	314.50	
73000 SBA Funds		0.00
78000 PPP Funds		0.00
79000 Amex Points Back	5,400.00	1,576.15
79001 BoA Credit Card Rewards	500.00	
EIDL Grant	5,000.00	
Total Other Income	**$61,214.50**	**$144,969.55**
Other Expenses	**$0.05**	**$0.00**
NET OTHER INCOME	**$61,214.45**	**$144,969.55**
NET INCOME	**$ -92,300.50**	**$ -513,902.39**

Helix Fitness Inc

Balance Sheet Comparison

As of December 31, 2021

	TOTAL	
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PY)
ASSETS		
Current Assets		
Bank Accounts	**$360,898.74**	**$256,941.58**
Accounts Receivable	**$153,406.11**	**$113,763.22**
Other Current Assets		
12000 Undeposited Funds	1,139.89	0.00
12100 Inventory Asset	970,521.40	469,606.20
12110 Scoop Returns	0.00	
12150 EBay Inventory	0.00	0.00
12200 Non-Inventory	0.00	0.00
13500 Pre-Paid Advertising	0.00	25,000.00
13600 Pre-Paid-Work in Process	0.00	0.00
13800 Prepaid Engineering	0.00	0.00
13850 Prepaid Legal	0.00	0.00
13900 Prepaid Website Scoop	0.00	0.00
14000 StartEngine Held Deposits	11,882.09	
Employee Advances	0.00	
Total Other Current Assets	**$983,543.38**	**$494,606.20**
Total Current Assets	**$1,497,848.23**	**$865,311.00**
Fixed Assets		
15000 Furniture and Equipment	6,381.58	6,381.58
15600 Prepaid Tradeshow Expenses	0.00	0.00
15660 Tooling Costs		
15661 Machine Tooling	271,690.75	260,550.12
15663 Electronic tooling	1,500.00	1,500.00
15664 Software Tooling	18,020.04	10,510.04
Total 15660 Tooling Costs	**291,210.79**	**272,560.16**
16000 Buildout	10,100.00	10,100.00
17000 Accumulated Depreciation	-103,584.11	-103,584.11
Total Fixed Assets	**$204,108.26**	**$185,457.63**
TOTAL ASSETS	**$1,701,956.49**	**$1,050,768.63**

Helix Fitness Inc

Balance Sheet Comparison

As of December 31, 2021

	TOTAL	
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PY)
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$294,986.23	$178,410.26
Credit Cards	$221,620.79	$215,886.81
Other Current Liabilities		
24000 Payroll Liabilities	0.00	0.00
25500 Sales Tax Payable	32,204.24	1,479.20
25600 Shopify - Capital	0.00	0.00
26000 Customer Deposits	34,625.88	0.00
27600 N/P Paypal - 2	0.00	0.00
Total Other Current Liabilities	**$66,830.12**	**$1,479.20**
Total Current Liabilities	**$583,437.14**	**$395,776.27**
Long-Term Liabilities		
25760 N/P On Deck	0.00	0.00
27100 Bee Investments Loan	100,227.15	136,575.92
27400 LP Joyful Dragon	96,686.04	96,686.04
27555 N/P Shareholder	94,688.94	279,941.71
27566 N/P Paypal	0.00	0.00
27567 - N/P Paypal 3	125,438.57	94,565.72
27568 N/P J Pingel	500,000.00	500,000.00
28000 SBA - Loan	499,900.00	149,900.00
28100 N/P EDIL	0.00	62,825.00
28200 N/P PPP Loan	0.00	5,000.00
29900 Bank of American LOC - 0644	42,379.27	38,599.47
29902 Citizen Bank Line of Credit	246,450.00	
Total Long-Term Liabilities	**$1,705,769.97**	**$1,364,093.86**
Total Liabilities	**$2,289,207.11**	**$1,759,870.13**
Equity		
30000 Opening Balance Equity	0.00	0.00
30100 Capital Stock	1,000.00	1,000.00
31000 StartEngine Escrow Disbursements	211,984.00	
32000 Retained Earnings	-511,735.01	0.00
33000 S Distribution	0.00	0.00
34000 Additonal Paid in Capital	369,440.62	369,440.62
35000 AAA A/C	-565,639.73	-565,639.73
36000 Retained Earnings - c corp	0.00	0.00
Net Income	-92,300.50	-513,902.39
Total Equity	**$ -587,250.62**	**$ -709,101.50**
TOTAL LIABILITIES AND EQUITY	**$1,701,956.49**	**$1,050,768.63**

CERTIFICATION

I, Leonard Snyderman, Principal Executive Officer of Helix Fitness, Inc, hereby certify that the financial statements of Helix Fitness, Inc included in this Report are true and complete in all material respects.

Leonard Snyderman

President and CEO